# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ATLAS LITHIUM CORPORATION, CIK 0001540684
CUSIP: 105861306
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Rua Buenos Aires, 10 - 14th Floor, Sion, Belo Horizonte, Minas Gerais, Brazil (D5), 30 315-570
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000898432-24-000067
Filed by CIK 0001539919

## Reporting persons
- Waratah Capital Advisors Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); sole voting power 568,893; shared voting power 0; sole dispositive power 568,893; shared dispositive power 0; aggregate amount beneficially owned 568,893 (3.73% of the class)
  Comment: (1) The beneficial ownership of the securities reported in item 9 and item 11 is described in item 4 of this Schedule 13G.
  (2) Item 11 is based on 15,249,790 Common Shares outstanding as of December 31, 2024, and assuming the conversion of all
  Shares held into Common Shares, in accordance with Rule 13d-3 of the Act.

## Item 1. Issuer
Name of issuer: ATLAS LITHIUM CORPORATION
Address of issuer's principal executive offices: Rua Buenos Aires, 10 - 14th Floor, Sion, Belo Horizonte, Minas Gerais, Brazil, 30 315-570

## Item 2. Person Filing
Name of person filing: Waratah Capital Advisors Ltd.
Address of principal business office or, if none, residence:
1133 Yonge Street, 5th floor
Toronto ON M4T 2Y7
Canada
Citizenship: Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
568,893 Shares are owned by a private investment fund for which Waratah Capital Advisors Ltd. (Waratah) provides discretionary advisory services and has proxy voting authority, which cannot be withdrawn by the fund within 60 days. Accordingly, for purposes of
Rule 13d-3 under the Securities Exchange Act of 1934 (the Exchange Act), Waratah may be deemed to beneficially own the Shares. In accordance with Rule 13d-4 under the Exchange Act, Waratah expressly disclaims beneficial ownership of the Shares for purposes of
Sections 13(d) or 13(g) of the Exchange Act. (2) Based on 15,249,790 Common Shares outstanding as of December 31, 2024, and assuming the conversion of all Shares held into Common Shares, in accordance with Rule 13d-3 of the Act.
Percent of class: 3.73 %
Sole power to vote or to direct the vote: 568,893
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 568,893
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Waratah Capital Advisors Ltd.: /s/ Dimitri Michalopoulos, COO, CCO, Director, Waratah (01/13/2025)